

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Matthew W. Foehr
President and Chief Executive Officer
OmniAb, Inc.
5980 Horton Street, Suite 405
Emeryville, California 94608

> **Re: OmniAb, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 24, 2022**
> **File No. 000-56427**

Dear Mr. Foehr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed August 24, 2022

General

1. Please make conforming changes throughout the registration statement for each applicable comment issued in our letter dated September 7, 2022, regarding the registration statement on Form S-4 of Avista Public Acquisition Corp. II, filed August 22, 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt Bush